BUDA JUICE, INC.

4030 Black Gold Drive

Dallas, TX 75247

January 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Buda Juice, Inc.
Registration Statement on Form S-1
Filed August 27, 2025, as amended
File No. 333-289874

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Buda, Juice, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 (File Number 333-289874), as amended so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, January 7, 2026.

Please contact our counsel, Soyoung Lee, Esq. of Lucosky Brookman LLP at (917) 445-1199 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Ms. Lee by telephone when this request for acceleration has been granted

Very truly yours,

/s/ Horatio Lonsdale-Hands
Horatio Lonsdale-Hands
Chief Executive Officer